SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 13)*

StoneMor Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

86184W106
(CUSIP Number)

Axar Capital Management, LP

1330 Avenue of the Americas, 30th Floor

New York, NY 10019

(212) 356-6130

With a copy to:

Stuart D. Freedman, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 7, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86184W106	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Axar Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 72,804,944
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 72,804,944
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 72,804,944
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 4	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.79%*
14	TYPE OF REPORTING PERSON IA

*The percentages used in this Schedule 13D/A are calculated based upon 117,824,266 shares of Common Stock reported to be outstanding as of August 11, 2020 in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020 filed with the Securities and Exchange Commission on August 14, 2020.

CUSIP No. 86184W106	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Axar GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 72,804,944
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 72,804,944
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 72,804,944
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 4	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.79%
14	TYPE OF REPORTING PERSON OO, HC

*The percentages used in this Schedule 13D/A are calculated based upon 117,824,266 shares of Common Stock reported to be outstanding as of August 11, 2020 in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020 filed with the Securities and Exchange Commission on August 14, 2020.

CUSIP No. 86184W106	SCHEDULE 13D/A	Page 4 of 6 Pages

1	NAME OF REPORTING PERSON Andrew Axelrod
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 72,804,944
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 72,804,944
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 72,804,944
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 4	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.79%
14	TYPE OF REPORTING PERSON IN, HC

*The percentages used in this Schedule 13D/A are calculated based upon 117,824,266 shares of Common Stock reported to be outstanding as of August 11, 2020 in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020 filed with the Securities and Exchange Commission on August 14, 2020.

CUSIP No. 86184W106	SCHEDULE 13D/A	Page 5 of 6 Pages

This Amendment No. 13 ("Amendment No. 13") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on March 9, 2018 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed with the SEC on August 1, 2018 ("Amendment No. 1"), Amendment No. 2 filed with the SEC on September 28, 2018 ("Amendment No. 2"), Amendment No. 3 filed with the SEC on October 29, 2018 ("Amendment No. 3"), Amendment No. 4 filed with the SEC on February 5, 2019 ("Amendment No. 4"), Amendment No. 5 filed with the SEC on May 1, 2019 ("Amendment No. 5"), Amendment No. 6 filed with the SEC on June 28, 2019 ("Amendment No. 6"), Amendment No. 7 filed with the SEC on October 29, 2019 ("Amendment No. 7"), Amendment No. 8 filed with the SEC on October 31, 2019 ("Amendment No. 8"), Amendment No. 9 filed with the SEC on January 2, 2020 ("Amendment No. 9"), Amendment No. 10 filed with the SEC on April 3, 2020 ("Amendment No. 10"), Amendment No. 11 filed with the SEC on May 27, 2020 ("Amendment No. 11") and Amendment No. 12 filed with the SEC on June 23, 2020 ("Amendment No. 12" and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11 and this Amendment No. 13, the "Schedule 13D") with respect to the shares of Common Stock, par value $0.01 per share (the "Common Stock"), of StoneMor Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 13 shall have the meanings set forth in the Schedule 13D. This Amendment No. 13 amends Items 4 and 7 as set forth below.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On September 7, 2020, the Investment Manager submitted a letter to the Board withdrawing the Proposal (the "Proposal Withdrawal Letter").

The foregoing description of the Proposal Withdrawal Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Proposal Withdrawal, which is attached as Exhibit 20 to this Schedule 3D and is also incorporated herein by reference.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit 20:	Proposal Withdrawal Letter

CUSIP No. 86184W106	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 8, 2020

AXAR CAPITAL MANAGEMENT, LP
By: Axar GP, LLC, its General Partner

By:	/s/ Andrew Axelrod
Name:	Andrew Axelrod
Title:	Sole Member

AXAR GP, LLC

By:	/s/ Andrew Axelrod
Name:	Andrew Axelrod
Title:	Sole Member

/s/ Andrew Axelrod
ANDREW AXELROD